UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

(Amendment No. 2)*

UCP, Inc.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

90265Y 106
(CUSIP Number)

Maxim C.W. Webb Chief Executive Officer PICO Holdings, Inc. 7979 Ivanhoe Avenue, Suite 300 La Jolla, California 92037 (888) 389-3222
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No.	90265Y 106
1.	Names of Reporting Persons PICO Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 10,593,000
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 10,593,000
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,593,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 57.1%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 to Schedule 13D is being filed by PICO Holdings, Inc., a California corporation (“PICO” or the “Reporting Person”), pursuant to §240.13d-2(a), to amend the Schedule 13D filed by PICO on August 2, 2013 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed by PICO on February 6, 2017 (“Amendment No. 1”). Except as set forth below, all Items of the Initial Schedule 13D, as amended by Amendment No. 1, remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 1. Security and Issuer.

Item 1 is hereby amended to read in its entirety as follows:

This Amendment No. 2 to Statement on Schedule 13D relates to the Class A Common Stock of UCP, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 99 Almaden Boulevard, Suite 400, San Jose, CA 95113.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to read in its entirety as follows:

The information set forth under Items 3 and 6 is hereby incorporated by reference.

All of UCP LLC's membership interests (and beneficial ownership of Class A Common Stock reported herein) were acquired in the reclassification of PICO's ownership of UCP LLC, which had been acquired in January 2008 for investment purposes. This reclassification was conducted in conjunction with the Issuer's initial public offering. PICO intends to review on a continuing basis its investment in the Issuer. Based on such review, PICO may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of PICO, the Issuer's business, financial condition and operating results, general market and industry conditions or other factors.

On February 6, 2017, PICO submitted to the Issuer a written notice (the “Notice”) of the nomination by PICO of certain individuals for election to the Board of Directors of Issuer and of certain proposals to be voted upon at the 2017 Annual Meeting of Stockholders of Issuer. On March 29, 2017, PICO entered into an agreement (the “Agreement”) with Issuer pursuant to which PICO agreed to withdraw the Notice. In addition, pursuant to the Agreement, Issuer has (i) agreed to increase its number of directors from six to seven members and has agreed to nominate Keith M. Locker, Eric H. Speron and Kathleen R. Wade as its slate of nominees for election as directors at Issuer’s 2017 Annual Meeting of Stockholders and (ii) Issuer has agreed to submit, recommend and solicit proxies in favor of five corporate governance proposals for consideration by its stockholders at Issuer’s 2017 Annual Meeting of Stockholders. The Agreement is more fully described in PICO’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 30, 2017.

Except as otherwise described above, PICO has no current plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of its ongoing evaluation of this investment and investment alternatives, PICO may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to read in its entirety as follows:

The ownership percentages set forth below are based on 7,958,314 shares of the Issuer's Class A Common Stock outstanding as of March 1, 2017 as reported by the Issuer.

(a) PICO directly owns 10,593,000 Series A Units of UCP LLC. Pursuant to the Exchange Agreement, PICO (and certain permitted transferees) may exchange each Series A Unit of UCP LLC for one share of Class A Common Stock of the Issuer on a one-for-one basis. The Series A Units of UCP LLC held by PICO represent 57.1% of the total number of shares of Class A Common Stock outstanding (following full conversion of the Series A Units of UCP LLC).

In addition, PICO directly owns 100 shares of Class B Common Stock of the Issuer. Under the Issuer's Amended and Restated Certificate of Incorporation, the holder of Class B Common Stock is entitled, without regard to the number of shares of Class B Common Stock held by such holder, to one vote for each UCP LLC Series A Unit held by such holder. Accordingly, as PICO exchanges its UCP LLC Series A Units for shares of Class A Common Stock of the Issuer pursuant to the Exchange Agreement, the voting power held by PICO as a result of its shares of Class B Common Stock will be automatically and correspondingly reduced.

(b) PICO has and will have the sole power to vote and dispose of the shares of the Class A Common Stock that it beneficially owns, by virtue of the relationships described above.

(c) Other than as described above in connection with the reclassification, to the best knowledge of PICO, PICO has not effected a transaction in membership interests in UCP LLC or shares of the Issuer's Class A Common Stock or Class B Common Stock during the past 60 days.

(d) Other than PICO, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, PICO's securities.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2017

PICO HOLDINGS, INC.

By:	/s/ Maxim C. W. Webb
Name:	Maxim C. W. Webb
Title:	Chief Executive Officer